Filed by DRS Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Act of 1934

Subject Company: Engineered Support Systems, Inc.
Commission File No. 000-13880

The slides contained in this filing were used in a DRS Technologies conference call and simultaneous internet broadcast on September 22, 2005, which was hosted by Mark S. Newman, chairman, president and chief executive officer; Richard A. Schneider, executive vice president and chief financial officer; and Patricia M. Williamson, vice president, corporate communications and investor relations.

DRS TECHNOLOGIES

CONFERENCE CALL

Mark S. Newman

Chairman of the Board,

President and Chief Executive Officer

September 22, 2005

SAFE HARBOR

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995: This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Such statements, including statements relating to DRS Technologies’
and Engineered Support Systems’ expectations for future financial performance, are not considered historical facts and are considered forward-looking statements under the federal securities laws. These statements may contain words such as “believes,”
“anticipates,” “plans,” “expects,” “intends,” “estimates” or similar expressions. These statements are not guarantees of the companies’ future performance and are subject to risks, uncertainties and other important factors that could cause actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements and include, without limitation, demand and competition for such companies’ products and other risks or uncertainties detailed in such companies’ Securities and Exchange Commission filings. Given these uncertainties, you should not rely on forward-looking statements. Such forward-
looking statements speak only as of the date on which they were made, and the companies undertake no obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.

WHY WE ARE ACQUIRING ESSI

Good for our stockholders

Accretive to earnings

Generates strong cash flow

Enhances our position in growing markets

Good for our customers

Complements our product lines

Adds services and support to our offerings

Increases our value to our customers

TRANSACTION OVERVIEW

Offer Price

$43.00 per share

Consideration

70% cash/30% stock:

$30.10 in cash

$12.90 in DRS common stock, subject to

collar agreement

$1,965.6 million total consideration

Collar structure

$12.90 fixed price, provided DRS stock is

between $46.80 and $57.20 per share

Exchange ratio will be no greater than 0.2756

and no less than 0.2255 share

Break-up fees

$60 million plus expenses

Expected closing

By the end of DRS’s fiscal year, March 2006

SOURCES AND USES

Sources

Amount

Excess cash

$

215.7

Borrowings with new revolving credit

124.7

Expansion of existing term loans

200.0

High-yield senior notes

500.0

High-yield senior subordinated notes

200.0

Senior subordinated notes convertible notes

250.0

Issuance of DRS common stock

(11,044,230 shares at $52)

566.8

$

2,057.2

Uses

Purchase of ESSI shares

$

1,889.4

Repayment of ESSI debt

88.3

Estimated fees and expenses

67.5

Other closing costs

12.0

$

2,057.2

ESSI OVERVIEW

Key Capabilities:

  Environmental control

  Power generation/conditioning

  Vehicle & shelter integration

  Automatic test equipment

  Chem/bio protection

  Transport systems

  Fuel & water distribution

SUPPORT SYSTEMS

Key Capabilities:

  Logistics support

  Electronic tech manuals

  Repair & return

  Communications services &

    support

  Training

  Asset protection

SUPPORT SERVICES

ESSI AT A GLANCE

AREAS OF EXPERTISE

Environmental Systems

        Power Systems

        Telecommunications Services

        Defense Systems

        Electronic Systems

        Integrated Logistics Services

ESSI is a leader in:

AREAS OF EXPERTISE

Environmental Systems

        Petroleum and Water Systems

        Collective Protection

        Shelters and Containers

        Heating, Ventilation and AC

AREAS OF EXPERTISE

Power Systems

        Generator Sets

        Starters

        Inverters

        Converters

AREAS OF EXPERTISE

Telecommunications Services

        Satellite Communications

        Network Services

        Bandwidth Management

AREAS OF EXPERTISE

Defense Systems

        Aircraft Loaders

        Military Trailers and Shelters

        Heavy Equipment Transporters

Add-on Armor

Electronic Systems

Automatic Test Equipment

Radar Systems

Security Systems

Reconnaissance, Surveillance &
Target Acquisition Systems

AREAS OF EXPERTISE

AREAS OF EXPERTISE

Integrated Logistics Services

Supply Chain Management

Life-Cycle Support Services

Engineering Services

Technical Data Management

Interactive Electronic Technical
Manuals (IETMs)

STRATEGIC RATIONALE

STRATEGIC RATIONALE

Business portfolio matches future DoD requirements

Solves DRS’s strategic need for services capability

Provides customer and program diversification

Creates synergistic opportunities

Provides foundation to sell into emerging Homeland
Defense marketplace

BUSINESS PORTFOLIO MATCHES DOD
REQUIREMENTS

Future DoD requirements underscore the need for deployable,
mobile forces

Emphasis on Army modularization

De-emphasis of NEW, big-ticket weapons and platforms

U.S. military troop end strength will need to be increased to support ongoing and future missions

Modularity and increased troops will result in an increased demand for soldier support and services

DRS will be better positioned to provide sustainment, reset, modernization and transformation for its customers.

SOLVES DRS’S STRATEGIC NEED FOR
SERVICES CAPABILITY

DRS has a long history of providing products

ESSI has well-established services and support
businesses providing

Increased intimacy with customer

Access to flexible contract vehicles

Enhanced access to DoD O&M accounts

Additional sources for organic growth

DRS can provide significantly higher value to its customers
by providing logistics services and support with its hardware

DIVERSIFICATION

ESSI provides complementary businesses

Environmental systems

Power systems

Telecom services

Post-closing

Top 10 programs account for 20% of sales

Single largest program accounts for 3% of sales

Growth prospects enhanced across Army and Marine
Corps

Air Force business is more than doubled

Support systems

Electronic systems

Integrated Logistics Support
(ILS)

Diversification creates a stronger company

CREATES SYNERGISTIC OPPORTUNITIES

Can do more for our customers

Expanded product base

More integrated turnkey solutions and product
offerings

Increases leverage on supply chain

Economies of scale

Leverages across the organization

Increased opportunities to become more competitive

DRS has a proven track record

PROVIDES FOUNDATION TO SELL INTO
HOMELAND DEFENSE MARKET

Small scale systems integration capabilities

Perimeter security

Access control and asset protection

Catalog of products and subsystems

Night vision

Rugged computing

Intelligence

Environmental

Power

Chemical / biological

Telecom

DRS will build credibility and brand awareness

in Homeland Defense

THE NEW DRS

COMBINATION CREATES . . .

Market

Leadership

Significant scale – pro forma revenues in excess of $2.5 billion

Repositions portfolios – combines services/logistics with products

Customer

Diversification

Complementary customer base with significant presence in the Army and strong positions with the Air Force and Navy

Enhanced

Technology

Capabilities

DRS and ESSI each have expertise in radar, power management and EO/IR

ESSI’s SATCOM services and integration capabilities coupled with DRS’s product offerings

Homeland

Security

DRS’s electro-optics, camera, and C2 capabilities combined with ESSI’s intrusion detection, access control, and surveillance sensors create enhanced value for the emerging Homeland Security market.

Program/

Platform Mix

The combination of DRS’s product focus with ESSI’s support and services focus creates a diversified company aligned with future DoD requirements

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

A LEADING PROVIDER OF PRODUCTS & SERVICES

PRO FORMA FINANCIALS

2006

2007

Revenue

DRS

$

1,510.0

$

1,670.0

ESSI

$

277.4

$

1,230.0

Total

$

1,787.4

$

2,900.0

EBIT

DRS

$

166.5

$

184.0

ESSI*

$

31.2

$

145.8

Total EBIT

$

197.7

$

329.8

EBIT %

11.1%

11.4%

Pro Forma EPS

$

2.50

$

3.04

% growth

19.6%

21.6%

Debt/EBITDA

5.1x

4.3x

Debt/Cap

60.9%

57.3%

* Includes synergies and amortization of intangibles.

NOTE: Above amounts reflect DRS’s guidance

COMBINATION ACHIEVES CRITICAL MASS
DEFENSE NEWS TOP 100

2004 Defense

Sales

Rank

Total

A Top 25 Defense Firm

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

DRS

41

$

1,258

$

1,309

ESSI

57

831

884

Total

24

$

2,089

$

2,193

CUSTOMER DIVERSIFICATION

Army
42%

USAF

23%

Navy
18%

Other
9%

International
Military

8%

DRS Pro Forma FY2006E

Well-Balanced Portfolio in Excess
of $2.5 Billion

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

Army
41%

USAF

9%

Navy
26%

Government Agencies/

Commercial
11%

International
Military

13%

DRS Standalone FY2006E

Well-Balanced Portfolio in Excess
of $2.5 Billion

PROGRAM DIVERSIFICATION

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

Before

After

Top 10 programs

(% total revenue)

29%

21%

Single largest program

(% total revenue)

6%

3%

Customer funding sources

Procurement

O&M

RDT&E

Procurement

RDT&E

United Kingdom

Canada

23 States, Canada and the U.K.

9,000+ Employees

GREATER GEOGRAPHIC DIVERSITY

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

DRS

ESSI

BROAD SPECTRUM OF  CAPABILITIES

Creates a Leading Supplier of Integrated Hardware,
Software, and Support and Services

Surveillance &

Reconnaissance

Support &

Services

C4I

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

Gen Sets (ESSI)

Power Conversion

Shipboard (DRS)

Ground (ESSI)

Airborne (ESSI)

UPS (ESSI)

Hybrid Electric (DRS)

COMPLEMENTARY PRODUCT BASE
EXPANSION

Ground Vehicles (DRS)

Airborne EW (ESSI)

MSTAR (ESSI)

Scout/Squire (DRS)

SPS-67 (DRS)

APQ-170/175 (ESSI)

Core (ESSI)

Niche (DRS)

Core (DRS)

Niche (ESSI)

Services & Integration (ESSI)

Products, subsystems (DRS)

Power

Radar

SATCOM/Wireless

Diagnostics/Prognostics/ATE

EO/IR

Support/Services

DEFINING EXCELLENCE IN DEFENSE TECHNOLOGY

INTEGRATION HISTORY

Integration strategy used with IDT was very successful

Strategic Business Units (SBUs) were established to
anchor the operating business

Lines of business (LOBs) were organized within SBUs

Common customers, products and technologies were
grouped together

Group organizations were formed to provide day-to-day
and strategic oversight to nascent SBU organizations

SBU organizations are now integrated, independent
business units moving in the right direction

MOVING FORWARD WITH ESSI

Integrated company with 3 operating Groups

C4I

Surveillance and Reconnaissance

Support and Services

Rationale

Retains existing organization

Manageable number of reporting entities to
Corporate HQ

Permits refinement of existing DRS Group and
SBU structure

WHY WE ARE ACQUIRING ESSI

Good for our stockholders

Accretive to earnings

Generates strong cash flow

Enhances our position in growing markets

Good for our customers

Complements our product lines

Adds services and support to our offerings

Increases our value to customers

DRS & ESSI

The combination creates a leading defense supplier of
integrated products, systems, services and support
serving U.S. military forces, intelligence agencies,
prime contractors, and international military forces.

The combination would employ in excess of 9,500
people worldwide and generate annual revenues
greater than $2.5 billion.

ADDITIONAL INFORMATION

DRS Technologies and Engineered Support Systems intend to file with the Securities and Exchange Commission one or more registration statements on Form S-4 that will include a joint prospectus and proxy statement to stockholders of DRS
Technologies, Inc. and Engineered Support Systems, Inc. and other relevant documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DRS TECHNOLOGIES AND ENGINEERED SUPPORT SYSTEMS ARE
URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS IF AND WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS TECHNOLOGIES,
ENGINEERED SUPPORT SYSTEMS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Engineered Support Systems, Inc., 201
Evans Lane, St. Louis, MO 63121, Attn: Investor Relations, and from DRS Technologies, Inc., 5 Sylvan Way, Parsippany, NJ
07054, Attn: Investor Relations. In addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by Engineered Support Systems on its web site at
http://www.engineeredsupport.com, and investors and security holders may access copies of the documents filed with the
Securities and Exchange Commission by DRS Technologies on its web site at http://www.drs.com. Engineered Support
Systems, DRS Technologies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction.  Information regarding
DRS Technologies’ directors and executive officers is available in its proxy statement filed with the Securities and Exchange
Commission by DRS Technologies on June 30, 2005, and information regarding Engineered Support Systems’ directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Engineered
Support Systems on January 31, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when t hey become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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